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                             UNITED STATES             OMB Number:
                  SECURITIES AND EXCHANGE COMMISSION   3235-0145
                       Washington, D.C.  20549         Expires: October 31, 2002
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                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                             Nice-Systems Ltd.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        One Ordinary Share, par value
                       One New Israeli Shekel per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   65365610
                   ----------------------------------------
                                (CUSIP Number)

                                  Thales SA
                           173, Boulevard Haussmann
                                F-75008 Paris
                                    France
                   Attention : Olivier Mas, Senior Counsel
                             33 (0)1 53 77 89 02

                               November 2, 2002
                  ---------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                 SCHEDULE 13D

CUSIP No  65365610                                      Page 2 of 14 Pages

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thales SA
                I.R.S. Identification No.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP                                               (a) |_|   (b)|X|

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

                N/A

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                France

NUMBER OF     7  SOLE VOTING POWER

                      2,187,500 Ordinary Shares
 SHARES

BENEFICIALLY  8  SHARED VOTING POWER

  OWNED             - 0 -

 BY EACH      9  SOLE DISPOSITIVE POWER

REPORTING             2,187,500 Ordinary Shares

 PERSON      10  SHARED DISPOSITIVE POWER

  WITH              - 0 -

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,187,500 Ordinary Shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                       |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                13.8%  (based on Ordinary Shares outstanding as of March 31,
          2003).  See Item 5.


   14     TYPE OF REPORTING PERSON

                CO

                                                            Page 3 of 14 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Ordinary Shares, par value one New Israeli Shekel per share (the "Shares"), of Nice-Systems Ltd., an Israeli corporation ("Nice").
Each ordinary share is or will be evidenced by an American Depository Receipt ("ADR") and is or will be exchangeable on a one for one basis. The principal executive offices of Nice are located at 8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel.

ITEM 2.  IDENTITY AND BACKGROUND

      (a),  (b),  (f).  This  statement  is  filed  by  Thales  SA,  a  French corporation ("Thales" or the "Reporting Person"). Thales is a global electronics company that serves aerospace, defense, and information technology markets worldwide. The principal business address and the address of the principal office of Thales is 173, Boulevard Haussmann F-75008 Paris, France.

      (d), (e). During the last five years, Thales has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

      Information regarding the directors, executive officers and control persons of Thales (collectively, the "Instruction C Persons") is set forth in Appendix I attached hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Thales acquired 2,187,500 Shares pursuant to a sale and purchase agreement (the "Sale and Purchase Agreement"), dated July 30, 2002, attached as Exhibit 1 and incorporated herein by reference. The description of the Sale and Purchase Agreement contained herein is qualified in its entirety by reference to the terms of the Sale and Purchase Agreement, including all Schedules thereto. The consideration paid by Thales to Nice for 2,187,500 Shares (the "Nice Share Consideration") consisted of the going concern business and assets of Thales's wholly-owned subsidiary, Thales Contact
Solutions, and the assets and business of Thales Contact Solutions' subsidiaries (collectively, "Solutions"). Thales paid no cash consideration to Nice and borrowed no funds. Nice and Thales have agreed to a cash adjustment, based on Solutions 2002 sales. See Section 7 of the Sale and Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of the transaction was the sale of Solutions, as described in Item 3 above, to Nice. On November 2, 2002 (the "Completion Date" under the Sale and Purchase Agreement"), the date fixed between the parties after all governmental consents or approvals required under the Sale and Purchase Agreement were obtained, Nice issued 2,187,500 shares (the "Nice Share Consideration") to Thales pursuant to the Sale and Purchase Agreement.

      Concurrently with the execution of the Sale and Purchase Agreement, Nice and Thales entered into a standstill agreement (the "Standstill Agreement") dated as of July 30, 2002. On the Completion Date Nice and Thales entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Standstill Agreement is attached as Exhibit 2 and a copy of the Registration Rights Agreement is attached as Exhibit 3, each is incorporated herein by reference. The description of the Standstill and Registration Rights Agreements contained herein are qualified in their entirety by reference to the terms of Exhibits 2 and 3, respectively.

      In addition to various restrictions on Thales's ability to acquire or sell Nice shares, set forth in Exhibits 2 and 3, Thales is subject to the terms of Schedule 11 to Exhibit 1, all as described below.

      Under the Sale and Purchase Agreement, Thales is entitled to nominate two directors to the Board, subject to approval of the Nice shareholders at a shareholders meeting and to appoint such directors between meetings ("Thales's Nominees"). At the election of Thales, one of its Nominees may serve on the Board's audit committee. After the Completion Date Thales nominated two directors, Timothy Robinson and John Hughes, and both were elected by the Nice shareholders at the shareholder meeting on December 24, 2002. If Thales sells or disposes of more than 50% of the Nice Share Consideration, one of its Nominees to the Board is required to immediately resign and the remaining Nominee may, at Thales's election, serve on the audit committee of the Board. If Thales sells or disposes of more than 75% of the Nice Share Consideration, or if Thales holds less than 2% of all issued and outstanding Ordinary Shares of Nice, the remaining Nominee of Thales, if required by Nice or the Board, shall immediately resign from the Board. See Paragraph 3 of Schedule 11 to the Sale and Purchase Agreement.

      Thales has agreed that it will not sell, assign, transfer, pledge, encumber or otherwise dispose of: (i) any of the Nice Share Consideration prior to the first anniversary of the Completion Date (or November 2, 2003);
(ii) more than 25% of the Nice Share Consideration prior to the second anniversary of the Completion Date (or November 2, 2004); and (iii) more than 50% of the Nice Share Consideration prior to the end of 30 months after the Completion Date (or May, 2005). Thales has further agreed that neither it nor any of its affiliates will engage in (i) any hedging or monetization strategies with respect to the shares of Nice at any time prior to the first anniversary of the Completion Date and (ii) any short sales at any time during which Thales has a Nominee on the Board. See Paragraph 4 of Schedule
11 to the Sale and Purchase Agreement. At any time after the first anniversary of the Completion Date, in the event of a Bona Fide Dispute (as defined in Paragraph 8 of Schedule 11 to the Sale and Purchase Agreement), that results in the resignation of all Thales's Nominees to the Board (but excluding a resignation of such Nominees for any other reason), the time periods described above will be reduced to the lesser of 6 months or the remaining time period for the Nice Shares still subject to such restrictions as of the date of resignation of Thales's Nominees to the Board. If for any reason other than a Bona Fide Dispute or an Acceptable Reason, Thales's Nominees to the Board are not appointed or re-appointed by Nice, or are removed or replaced by Nice, the restrictions contained in Paragraphs 1, 2, 4 and 5(a) of Schedule 11 to the Sale and Purchase Agreement terminate. Such restrictions on dispositions of the Shares will not terminate upon the voluntary resignation of Thales's Nominees to the Board. See Paragraph 8 of
Schedule 11 to the Sale and Purchase Agreement. Upon expiration of the time periods described above, Thales may sell, assign, transfer or otherwise dispose of Nice Shares subject to orderly marketing arrangements described below. See Paragraph 6 of Schedule 11 to the Sale and Purchase Agreement.

      Thales also has agreed to sell shares of the Nice Share Consideration subject to the following terms: (i) when Thales either (a) has one or more Nominees on the Board or (b) has no Nominees on the Board due to its Nominees, voluntary resignation or due to any Acceptable Reason (as defined in Paragraph 5(a) of Schedule 11 to the Sale and Purchase Agreement), Thales has agreed it will make (i) all sales of Nice Share Consideration through Nasdaq; (ii) no sales of Nice Share Consideration at a discount of more than 10% to the last reported sale price immediately prior to the trade or the previous day's closing sale price on Nasdaq, and (iii) to give Nice two Nasdaq trading days notice prior to a sale comprising 1% or more of the issued and outstanding shares of Nice. Further, no sales by Thales of the Nice Share Consideration may be made unless a registration statement under the Securities Act of 1933 is in effect. In addition, if Thales has a Board Nominee or beneficially owns 5% of the outstanding Nice shares, sales by Thales are subject to Nice's internal policies regarding sales by officers, directors and "affiliates" of Nice. See Paragraph 5(a) of Schedule 11 to the Sale and Purchase Agreement.

      Additionally, Thales has agreed that when Thales has no Nominees on the Board (for any reason other than an Acceptable Reason as defined in Paragraph 5(a) of Schedule 11 to the Sale and Purchase Agreement) it will make no sale not effected on Nasdaq, unless Thales gives Nice (or Nice's designee) (i) not less than five business days' notice of such proposed sale and (ii) a right of first refusal to acquire, the relevant shares on the same terms as offered in such off-Nasdaq sale. Nice's right of first refusal will expire if Nice (or its designee) fails to purchase the shares within the five business day period. Nice does not have a right of first refusal: (A) when such off-Nasdaq transaction is to a Financial Institution (as defined Paragraph 5(b) of Schedule 11 to the Sale and Purchase Agreement) acting as intermediary, which no later than the date of its purchase of the Nice Shares has committed to dispose of the Nice Shares in transactions effected on Nasdaq to multiple financial institutions or (B) the transaction involves a sale to a single Financial Institution purchasing Nice Shares for its own account. Where either (A) or (B) is applicable, Thales must give Nice two business days' prior notice, before the relevant transaction is effected. All sales of Nice Share Consideration are subject to the provisions of the Registration Rights Agreement. See Paragraph 5(b) of Schedule 11 to the Sale and Purchase Agreement.

      At any time,  Thales may effect the following  transfers of Nice Shares:
(a) any transfer to any affiliate of Thales; (b) any bona fide pledge to a financial institution as security for any indebtedness; or (c) any transfer in connection with the sale of all or substantially all of the assets of Thales, provided that in each case the transferee acknowledges in writing that it is, with respect to the transferred Nice Shares, subject to all of the restrictions set forth in the Standstill Agreement and in Schedule 11 to the Sale and Purchase Agreement, (except that the provisions of Paragraph 3 of Schedule 11 do not apply to any such transferee.

      Thales may deposit Nice Shares with the depositary in exchange for ADRs or withdraw Nice Shares from the depositary upon surrender of ADRs under the deposit agreement, dated as of January 24, 1996, by and among the Bank of New York, as depositary, Nice, and holders of ADRs, provided that a deposit of the Nice Shares may not be made under the deposit agreement, unless the Shares deposited are the subject of an effective registration statement under the Securities Act of 1933. See Paragraph 7 of Schedule 11 to the Sale and Purchase Agreement.

      In addition, whenever (i) Thales has the right to designate one or more Nominees or (ii) Thales has serving on Nice's Board one or more Nominees, Thales has agreed (i) to vote its Nice Shares in favor of Nice's Board's recommendation as to additions, removals or substitutions to the Board and
(ii) not to, individually or jointly with any others, initiate, propose, encourage, support or vote for the appointment or removal of any other person to the Board or any shareholder proposal relating to the appointment or removal of any Nominee to the Board, which is not supported by the Board. See Paragraph 9 of Schedule 11 to the Sale and Purchase Agreement.

      In the Standstill Agreement, Thales agreed that, absent the prior written consent of Nice neither it nor its controlled affiliates would directly or indirectly acquire, offer to acquire or agree to acquire Nice securities, if the acquisition would: (1) together with all securities of Nice (excluding the Nice Share Consideration) within the twelve months preceding such acquisition consist of more than 2% of the number of Shares issued and outstanding as of the Completion Date; (2) together with all securities of Nice (including any portion of the Nice Share Consideration) consist of more than 24% of the number of Nice Shares issued and outstanding as of the Completion Date, after giving effect to the Shares to Nice Share Consideration issued on the Completion Date. See Sections 1(a)(i)(A), 1(a)(i)(B) and 1(a)(iii) of the Standstill Agreement. Further, under the Standstill Agreement, when Thales either has one or more of its Nominees on the board of directors of Nice (the "Board") or has no Nominees on the Board due to the Nominees' voluntary resignation or due to any Acceptable Reason (as defined in paragraph 5(a) or Schedule 11 to the Sale and Purchase Agreement), Thales has agreed it will not (1) grant any proxies, (2) deposit any Nice Shares into a voting trust, (3) enter into a voting agreement with respect to Nice Shares, or (4) make any solicitation of proxies to vote or seek to advise or influence any person with respect to the voting of any Nice Shares. Thales however is entitled to accept or participate in an unsolicited proposal or transaction of an independent third party on the same terms as other Nice shareholders. See Sections 1(a)(ii)(A) and 1(a)(ii)(B) of the Standstill Agreement.

      The Standstill Agreement terminates on the second anniversary of the Completion Date or November 2, 2004. Furthermore, the Standstill Agreement will terminate if for any reason other than a Bona Fide Dispute or an Acceptable Reason (each as defined in paragraph 5(a) of Schedule 11 to the Sale and Purchase Agreement), Thales's Nominees to the Board are not appointed or re-appointed by Nice, or are removed or replaced by Nice. See
Section 2 of the Standstill Agreement.

      Under the Registration Rights Agreement Nice has agreed to file a shelf registration statement under the Securities Act for an offering by Thales of the shares of the Nice Share Consideration covering all of the Registrable Securities (as defined in the Registration Rights Agreement) held by Thales or its permitted transferees within two hundred seventy (270) days following the Completion Date and no later than June 30, 2003 (or, if later, the date that Nice's report on Form 20-F is required to be filed with the Securities and Exchange Commission). Nice must use its reasonable commercial best efforts to keep the registration statement continuously effective until the later of (i) the third anniversary of the Completion Date (November 2, 2005) or (ii) the date on which all of the shares are eligible to be sold or distributed pursuant to Rule 144 under the Securities Act. See Section 2.1 of the Registration Rights Agreement.

      Except as provided above, Thales has no present plans or proposals that relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (f) of this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) On November 2, 2002, Thales received and beneficially owned 2,187,500 Nice Ordinary Shares, which constituted approximately 14.1% of the then issued and outstanding Nice Ordinary Shares as calculated pursuant to Rule 13d-3. As of the filing date of this statement, the 2,187,500 Shares represented approximately 13.8%, based on 15,809,162 Shares outstanding as of March 31, 2003 as set forth in Nice's Form 6-K, dated April 13, 2003.

      (b) Thales has sole power to vote and dispose of the Nice Shares subject, in each case, to the Standstill and Registration Rights Agreements and the requirements of Schedule 11 to the Sale and Purchase Agreement, as described in Item 4 of this statement.

      (c) Thales has effected no transactions in the Shares since November 2, 2002.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Item 4 or Appendix I, Thales knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person (including, without limitation, the Instruction C Persons) with respect to any securities of Nice, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits:

      Exhibit 1 Sale and Purchase Agreement, dated July 30, 2002, between Thales and Nice, which is hereby incorporated by reference to Nice's Form 20-F, Exhibit 4.3, filed with the Commission on June 26, 2003.

      Exhibit 2 Standstill Agreement, dated July 30, 2002, between Thales and Nice, which is hereby incorporated by reference to Nice's Form 20-F, Exhibit 4.3 (filed as Schedule 11 to the Sale and Purchase Agreement), filed with the Commission on June 26, 2003.

      Exhibit 3 Registration Rights Agreement, dated July 30, 2002, between Thales and Nice, which is hereby incorporated by reference to Nice's Form 20-F, Exhibit 4.4, filed with the Commission on June 26, 2003.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Thales SA

                      By: /s/ Alexandre de JUNIAC
                         --------------------------------------------
                            Name: Alexandre de JUNIAC
                            Title: Senior Vice President & Corporate Secretary



Date: June 27, 2003


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)